Exhibit 3

Transactions In The Securities Of The Issuer

The following table sets forth all transactions with respect to the securities of the Issuer effected during the past sixty (60) days by any of the Reporting Persons. The reported price per share is a weighted average price that excludes brokerage commissions.

Date of Transaction	Number Shares Purchased	Number of Shares Sold	Price Per Share
June 1, 2021	5,904		$6.4429
June 4, 2021	20,000		$6.3208
June 7, 2021	13,138		$6.4932
June 11, 2021	650,000		$6.9057
June 14, 2021	200,000		$6.6374
June 15, 2021	100,000		$6.2685
June 17, 2021	86,700		$6.2921
June 18, 2021	125,000		$6.2084
June 23, 2021	34,000		$6.3006
June 24, 2021	6,000		$6.3620
June 25, 2021	50,000		$6.4419
June 29, 2021	35,000		$6.3638
June 30, 2021	100,000		$6.3036
July 6, 2021	40,000		$6.3522
July 7, 2021	130,000		$5.9930
July 8, 2021	15,000		$5.6868